Ohos, Inc.
Balance Sheet
As of May 31, 2016

	Jan 2016	Feb 2016	Mar 2016	Apr 2016	May 2016
ASSETS					
Current Assets					
Bank Accounts					
10010 Checking Account	8,692.00	8,692.00	6,272.94	5,338.76	4,142.61
Total Bank Accounts	$ 8,692.00	$ 8,692.00	$ 6,272.94	$ 5,338.76	$ 4,142.61
Total Current Assets	$ 8,692.00	$ 8,692.00	$ 6,272.94	$ 5,338.76	$ 4,142.61
TOTAL ASSETS	$ 8,692.00	$ 8,692.00	$ 6,272.94	$ 5,338.76	$ 4,142.61
LIABILITIES AND EQUITY					
Liabilities					
Current Liabilities					
Credit Cards					
22000 Credit Card		0.00	141.64	277.24	1,092.29
Total Credit Cards	$ 0.00	$ 0.00	$ 141.64	$ 277.24	$ 1,092.29
Total Current Liabilities	$ 0.00	$ 0.00	$ 141.64	$ 277.24	$ 1,092.29
Total Liabilities	$ 0.00	$ 0.00	$ 141.64	$ 277.24	$ 1,092.29
Equity					
32000 Additional Paid-in Capital	8,692.00	8,692.00	8,692.00	9,125.00	9,125.00
39999 Retained Earnings		0.00	0.00	0.00	0.00
Net Income		0.00	-2,560.70	-4,063.48	-6,074.68
Total Equity	$ 8,692.00	$ 8,692.00	$ 6,131.30	$ 5,061.52	$ 3,050.32
TOTAL LIABILITIES AND EQUITY	$ 8,692.00	$ 8,692.00	$ 6,272.94	$ 5,338.76	$ 4,142.61

Friday, Jun 24, 2016 12:55:40 PM PDT GMT-6 - Accrual Basis

Ohos, Inc.
Statement of Cash Flows
January - May, 2016

	Jan 2016	Feb 2016
OPERATING ACTIVITIES		
Net Income		
Adjustments to reconcile Net Income to Net Cash provided by operations:		
22000 Credit Card		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 0.00	$ 0.00
Net cash provided by operating activities	$ 0.00	$ 0.00
FINANCING ACTIVITIES		
32000 Additional Paid-in Capital	8,692.00	
Net cash provided by financing activities	$ 8,692.00	$ 0.00
Net cash increase for period	$ 8,692.00	$ 0.00

Friday, Jun 24, 2016 12:57:45 PM PDT GMT-6

	Mar 2016	Apr 2016	May 2016	Total
	-2,560.70	-1,502.78	-2,011.20	-6,074.68
				0.00
	141.64	135.60	815.05	1,092.29
	$ 141.64	$ 135.60	$ 815.05	$ 1,092.29
	-$ 2,419.06	-$ 1,367.18	-$ 1,196.15	-$ 4,982.39
		433.00		9,125.00
	$ 0.00	$ 433.00	$ 0.00	$ 9,125.00
	-$ 2,419.06	-$ 934.18	-$ 1,196.15	$ 4,142.61

Ohos, Inc.
Profit and Loss
January - May, 2016

	Jan 2016	Feb 2016	Mar 2016	Apr 2016	May 2016
Income					
Total Income					
Gross Profit	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
Expenses					
002320 Rent or Lease of Buildings				865.00	865.00
60010 Advertising & Marketing			355.90	289.91	309.14
60100 Auto Expenses					
60110 Auto Fuel			36.85		
Total 60100 Auto Expenses	**$ 0.00**	**$ 0.00**	**$ 36.85**	**$ 0.00**	**$ 0.00**
60220 Bank Charges				10.00	10.00
60250 Dues & Subscriptions			224.00		10.00
60530 Meals & Entertainment - Office			42.23	155.10	240.88
60550 Office Expenses			98.71	141.84	469.23
60560 Office Supplies					85.45
60570 Parking & Tolls			66.50	19.50	21.50
60800 Professional Fees					
60810 Accounting			559.99		
60820 Legal fees			1,150.00		
Total 60800 Professional Fees	**$ 0.00**	**$ 0.00**	**$ 1,709.99**	**$ 0.00**	**$ 0.00**
61210 Telephone				21.43	
61300 Travel					
61330 Travel Meals & Entertainment			26.52		
Total 61300 Travel	**$ 0.00**	**$ 0.00**	**$ 26.52**	**$ 0.00**	**$ 0.00**
Total Expenses	**$ 0.00**	**$ 0.00**	**$ 2,560.70**	**$ 1,502.78**	**$ 2,011.20**
Net Operating Income	**$ 0.00**	**$ 0.00**	**-$ 2,560.70**	**-$ 1,502.78**	**-$ 2,011.20**
Net Income	**$ 0.00**	**$ 0.00**	**-$ 2,560.70**	**-$ 1,502.78**	**-$ 2,011.20**

Friday, Jun 24, 2016 12:53:39 PM PDT GMT-6 - Accrual Basis

Total	
$	0.00
$	0.00
	1,730.00
	954.95
	0.00
	36.85
$	36.85
	20.00
	234.00
	438.21
	709.78
	85.45
	107.50
	0.00
	559.99
	1,150.00
$	1,709.99
	21.43
	0.00
	26.52
$	26.52
$	6,074.68
-$	6,074.68
-$	6,074.68

Ohos, Inc.
Statement of Comprehensive Income
January 2016 to May 2016

	Jan-16	Feb-16	Mar-16	Apr-16	May-16
Net Income	-	-	(2,560.70)	(1,502.78)	(2,011.20)
Other Comprehensive Income (Loss)	-	-	-	-	-
Comprehensive Income	**-**	**-**	**(2,560.70)**	**(1,502.78)**	**(2,011.20)**

TOTAL
(6,074.68)
-
(6,074.68)

OHOS, INC.

NOTES TO THE FINANCIAL STATEMENTS

FISCAL YTD – AS OF 5/31/2016

NOTE 1. NATURE OF OPERATIONS

Ohos, Inc. was founded on January 1, 2016 as a Software-as-a-Service (SaaS) platform that allows organizations to utilize employee crowdsourcing to provide real time performance feedback for their workforce. Primarily operating as a software services company, Ohos also provides consulting, implementation services, and administrative support for the technology platform. All operations for Ohos, Inc. are based in the United States in Denver, Colorado.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Accounting Policies

Our financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP). All transactions to date have been recorded on an accrual basis, as revenue has been earned and as expenses are incurred.

Revenue Recognition

Through May 31, 2016, Ohos, Inc. has not earned any revenue. Revenue recognition guidelines will be determined based on the contracts that are executed with customers when the need arises.

Depreciation Method

Through May 31, 2016, Ohos, Inc. has not purchased or capitalized any assets that need depreciating. When the need arises, Ohos, Inc. will use the straight-line method of depreciation calculation.

Employee Benefits

As of May 31, 2016, Ohos, Inc. does not have any W-2 employees. As a result of this, no employee benefits have been determined at this time.

NOTE 3. BASIS OF PRESENTATION

Fiscal Year

The fiscal year for Ohos, Inc. matches the calendar year, January 1 to December 31.

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) is the same as net income (loss) for all periods presented.